                                  Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                  ANNUAL REPORT


                                 For the Period


             Beginning January 1, 2000 and Ending December 31, 2000

                                     To The

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
--------------------------------------------------------------------------------
                         (Exact Name of Report Company)


                          A Subsidiary Service Company
                           ("Mutual" or "Subsidiary")


                     Data of Incorporation December 31, 1932

    State or Sovereign Power Under which Incorporated or Organized - Delaware



          Location of Principal Executive Offices of Reporting Company:

                      801 East 86th Avenue, Merillville, IN


                           VINCENT DEVITO, CONTROLLER
                             200 Civic Center Drive
                               Columbus, OH 43215
--------------------------------------------------------------------------------
      (Name, title and address of officer to whom correspondence concerning this report should be addressed)


                              Columbia Energy Group
--------------------------------------------------------------------------------
       (Name of Principal Holding Company whose Subsidiaries are served by
                               Reporting Company)

                      INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing - Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. Period Covered by Report - The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format - Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted on the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed - All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01[b]).

6. Deficits Displayed - Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01[C]).

7. Major Amendments or Corrections - Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart - The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation - The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed - The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                                       Schedule or
                                                                                         Account              Page
             Description of Schedules and Accounts                                       Number              Number
             -------------------------------------                                       ------              ------
COMPARATIVE BALANCE SHEET                                                             Schedule I              5-6

     Service Company Property                                                         Schedule II             7-8

     Accumulated Provision For Depreciaton and                                        Schedule III             9
       Amortization of Service Company Property

     Investments                                                                      Schedule IV              10

     Accounts Receivable From Associated Companies                                    Schedule V             11-12

     Fuel Stock Expenses Undistributed                                                Schedule VI              13

     Stores Expense Undistributed                                                     Schedule VII             14

     Miscellaneous Current and Accrued Assets                                         Schedule VIII            15

     Miscellaneous Deferred Debits                                                    Schedule IX              16

     Research, Development or Demonstration Expenditures                              Schedule X               17

     Proprietary Capital                                                              Schedule XI              18

     Long-Term Debt                                                                   Schedule XII             19

     Current and Accrued Liabilities                                                  Schedule XIII          20-21

     Notes to Financial Statements                                                    Schedule XIV           22-23


COMPARATIVE INCOME STATEMENT                                                          Schedule XV              24

     Analysis of Billing - Associate Companies                                        Account 457              25

     Analysis of Billing - Nonassociate Companies                                     Account 458              26

     Analysis of Charges for Service - Associate and                                  Schedule XVI             27
       Nonassociate Companies

     Schedule of Expense by Department or Service Function                            Schedule XVII          28-30

     Departmental Analysis of Salaries                                                Account 920              31

     Outside Services Employed                                                        Account 923            32-34

     Employee Pensions and Benefits                                                   Account 926              35

     General Advertising Expenses                                                     Account 930.1            36

     Miscellaneous General Expenses                                                   Account 930.2            37

     Rents                                                                            Account 931              38

     Taxes Other Than Income Taxes                                                    Account 408              39

     Donations                                                                        Account 426.1            40

     Other Deductions                                                                 Account 426.5            41

     Notes to Statement of Income                                                     Schedule XVIII           42

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

                                                                                              Page
                         Description of Reports or Statements                                Number
                         ------------------------------------                                ------
Organization Chart                                                                             43

Methods of Allocation                                                                          44

Annual Statement of Compensation for Use of Capital Billed                                   45-46

Officer Authorization                                                                          47

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION
                                      2000


                     SCHEDULE I - COMPARATIVE BALANCE SHEET

           Give balance sheet of the Company as of December 31 of the current and prior year

ACCOUNT                            ASSETS AND OTHER DEBITS                              AS OF DECEMBER 31
-------                            -----------------------                              -----------------
                                                                                    CURRENT             PRIOR
                                                                                    -------             -----
                                                                                       $000              $000

                SERVICE COMPANY PROPERTY
     101           Service company property (Schedule II)                            49,324            56,513

     107           Construction work in progress (Schedule II)                           --                --
                                                                                    -------           -------
                            Total Property                                           49,324            56,513
                                                                                    -------           -------
     108           Less accumulated provision for depreciation and
                     amortization of service company property
                     (Schedule III)                                                  20,088            27,188
                                                                                    -------           -------
                            Net Service Company Property                             29,236            29,325
                                                                                    -------           -------

                INVESTMENTS

     123           Investments in associate companies (Schedule IV)                      --                --

     124           Other investments (Schedule IV)                                       --                --
                                                                                    -------           -------
                            Total Investments                                            --                --
                                                                                    -------           -------
                CURRENT AND ACCRUED ASSETS

     131           Cash                                                                  23                97

     134           Special deposits                                                   1,466               171

     135           Working funds                                                         20                23

     136           Temporary cash investments (Schedule IV)                              --                --

     141           Notes receivable                                                      --                --
     143           Accounts receivable                                                2,752             2,265

     144           Accumulated provision for uncollectible accounts                      --                --
     146           Accounts receivable from associate companies
                     (Schedule V)                                                    73,995            47,062

     152           Fuel stock expenses undistributed (Schedule VI)                       --                --

     154           Materials and supplies                                                --                --

     163           Stores expense undistributed (Schedule VII)                           --                --

     165           Prepayments                                                          106               178
     174           Miscellaneous current and accrued assets
                     (Schedule VIII)                                                     --                --
                                                                                    -------           -------
                            Total Current and Accrued Assets                         78,362            49,796
                                                                                    -------           -------

                DEFERRED DEBITS

     181           Unamortized debt expense                                              --                --
     184           Clearing accounts                                                  7,276            13,095
     186           Miscellaneous deferred debits (Schedule IX)                       11,038             8,205
     188           Research, development, or demonstration
                     expenditures (Schedule X)                                           --                --
     190           Accumulated deferred income taxes                                  9,391             1,147
                                                                                    -------           -------
                            Total Deferred Debits                                    27,705            22,447
                                                                                    -------           -------

                            TOTAL ASSETS AND OTHER DEBITS                           135,303           101,568
                                                                                    =======           =======

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION
                                      2000


                     SCHEDULE I - COMPARATIVE BALANCE SHEET

   ACCOUNT                       LIABILITIES AND PROPRIETARY CAPITAL                       AS OF DECEMBER 31
   -------                       -----------------------------------                       -----------------
                                                                                       CURRENT             PRIOR
                                                                                       -------             -----
                                                                                          $000              $000

                 PROPRIETARY CAPITAL

     201            Common stock issued (Schedule XI)                                      300               300


     211            Miscellaneous paid-in-capital (Schedule XI)                             --                --

     215            Appropriated retained earnings (Schedule XI)                            --                --

     216            Unappropriated retained earnings (Schedule XI)                          --                --
                                                                                       -------           -------
                             Total Proprietary Capital                                     300               300
                                                                                       -------           -------
                 LONG-TERM DEBT
     223            Advances from associate companies (Schedule XII)                    26,176            26,176

     224            Other long-term debt (Schedule XII)                                     --                --

     225            Unamortized premium on long-term debt                                   --                --

     226            Unamortized discount on long-term debt                                  --                --
                                                                                       -------           -------
                             Total Long-Term Debt                                       26,176            26,176
                                                                                       -------           -------
                 CURRENT AND ACCRUED LIABILITIES

     231            Notes payable                                                           --                --
     232            Accounts payable                                                     9,598             9,880

     233            Notes payable to associate companies (Schedule XIII)                    --             2,567
     234            Accounts payable to associate companies (Schedule XIII)             39,501            39,699

     236            Taxes accrued                                                       14,291              (964)

     237            Interest accrued                                                        13                 7

     238            Dividends declared                                                      --                --

     241            Tax collections payable                                                153               120
     242            Miscellaneous current and accrued liabilities (Schedule XIII)       39,493            16,020
                                                                                       -------           -------
                             Total Current and Accrued Liabilities                     103,049            67,329
                                                                                       -------           -------

                 DEFERRED CREDITS
     253            Other deferred credits                                               2,437             4,028

     255            Accumulated deferred investment tax credits                             --                --
                                                                                       -------           -------
                              Total Deferred Credits                                     2,437             4,028
                                                                                       -------           -------

     282         ACCUMULATED DEFERRED INCOME TAXES                                       3,341             3,735
                                                                                       -------           -------
                             TOTAL LIABILITIES AND PROPRIETARY CAPITAL                 135,303           101,568
                                                                                       =======           =======

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000



                     SCHEDULE II - SERVICE COMPANY PROPERTY

                                         BALANCE                                                                           BALANCE
                                           AT                                                                                AT
                                        BEGINNING                               RETIREMENTS              OTHER              CLOSE
                  DESCRIPTION            OF YEAR          ADDITIONS              OR SALES               CHANGES            OF YEAR
                  -----------            -------          ---------              --------               -------            -------
                                          $000              $000                   $000                  $000               $000
SERVICE COMPANY PROPERTY

Account:


301     ORGANIZATION                           --                --                     --                   --                 --

303     MISCELLANEOUS
          INTANGIBLE PLANT                     --                --                     --                   --                 --


304     LAND AND LAND RIGHTS                   62                --                     --                   --                 62

305     STRUCTURES AND
          IMPROVEMENTS                     20,983               760                    146                   --             21,597


306     LEASEHOLD IMPROVEMENTS                 --                --                     --                   --                 --


307     EQUIPMENT (1)                      27,181             2,976                 12,356                   --             17,801

308     OFFICE FURNITURE AND
          EQUIPMENT                         7,518                --                    461                                   7,057

309     AUTOMOBILES, OTHER
          VEHICLES AND RELATED
          GARAGE EQUIPMENT                     --                --                     --                   --                 --

310     AIRCRAFT AND AIRPORT
          EQUIPMENT                           626             2,038                     --                   --              2,664

311     OTHER SERVICE COMPANY
          PROPERTY (3)                        143                --                     --                   --                143
                                         --------          --------               --------             --------           --------

                      SUB-TOTAL            56,513             5,774                 12,963                   --             49,324
                                         --------          --------               --------             --------           --------
107      CONSTRUCTION WORK IN
           PROGRESS (4)                        --                --                     --                   --                 --
                                         --------          --------               --------             --------           --------

                      TOTAL                56,513             5,774                 12,963                   --             49,324
                                         ========          ========               ========             ========           ========

(1)      PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                                                     BALANCE AT
                                                                                                      CLOSE OF
                          SUBACCOUNT DESCRIPTION                                    ADDITIONS           YEAR
                          ----------------------                                    ---------           ----
                                                                                      $000              $000


307-1       Telecommunications Equipment                                                   --               90


307-2       Communications Management Center                                             (521)             724


307-3       Data Processing Equipment                                                      40               55


307-4       Print Services Equipment                                                      (13)              --


307-5       Research & Laboratory Equipment                                               (71)              --


307-6       Telecommunications Equipment                                               (1,573)           5,449


307-7       EDP Equipment-- 4 years                                                    (7,888)           7,417


307-8       EDP Equipment-- 10 years                                                       --                5


307-9       Personal Computer and Peripheral Equipment                                    729            2,273


307-10      Distribution Research Equipment                                               (84)              --


307-11      Electrical Supply Generators                                                    1            1,788
                                                                                       ------           ------

                 TOTAL                                                                 (9,380)          17,801
                                                                                       ------           ------

(3)      DESCRIBE OTHER SERVICE COMPANY PROPERTY:

         Costs incurred in the internal development of the Employee Accounting System Interface, Labor Distribution System, and Intercompany Billing software.


(4)      DESCRIBE CONSTRUCTION WORK IN PROGRESS:

         Not Applicable

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000



                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY


                                                                  ADDITIONS
                                                 BALANCE           CHARGED                                OTHER          BALANCE
                                                    AT                TO                                 CHANGES            AT
                                                BEGINNING          ACCOUNT                                 ADD            CLOSE
                          DESCRIPTION            OF YEAR             403        RETIREMENTS             (DEDUCT)         OF YEAR
                          -----------            -------             ---        -----------             --------         -------
                                                  $000              $000           $000                   $000             $000
ACCOUNT


     301     ORGANIZATION                             --                --               --                   --             --

     303     MISCELLANEOUS INTANGIBLE
               PLANT                                  --                --               --                   --             --


     304     LAND AND LAND RIGHTS                     --                --               --                   --             --

     305     STRUCTURES AND
               IMPROVEMENTS                        5,378             1,451              146                   --          6,683


     306     LEASEHOLD IMPROVEMENTS                   --                --               --                   --


     307     EQUIPMENT (1)                        20,832             2,702           12,352                   --         11,182

     308     OFFICE FURNITURE AND
               FIXTURES                              769               789              461                  850          1,947

     309     AUTOMOBILES, OTHER
               VEHICLES AND RELATED
               GARAGE EQUIPMENT                       --                --               --                   --             --

     310     AIRCRAFT AND AIRPORT
               EQUIPMENT                              67                71                4                   --            134

     311     OTHER SERVICE COMPANY
               PROPERTY                              142                --               --                   --            142
                                                  ------             -----           ------                  ---         ------

                          TOTAL                   27,188             5,013           12,963                  850         20,088
                                                  ======             =====           ======                  ===         ======

(1)      PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL.

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000


                            SCHEDULE IV - INVESTMENTS


INSTRUCTIONS:     Complete the following schedule concerning investments

                  Under Account 124, "Other Investments," state each investment separately, with description including the name of issuing company, number of shares or principal amount, etc.

                  Under Account 136, "Temporary Cash Investments," list each investment separately.

                                                                 BALANCE AT         BALANCE AT
                                                                 BEGINNING            CLOSE
                          DESCRIPTION                             OF YEAR            OF YEAR
                          -----------                             -------            -------

Account 123 - Investment in Associate Companies                       None               None




Acount 124 - Other Investments                                        None               None




Account 136 - Temporary Cash Investments
  System Money Pool - Unaffiliated                                    None               None


                                                                 ---------          ---------

                    TOTAL                                             None               None
                                                                 =========          =========

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION
                      For the Year Ended December 31, 2000
            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:     Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company.

                                                                                 BALANCE AT          BALANCE AT
                                                                                 BEGINNING             CLOSE
                       DESCRIPTION                                                OF YEAR             OF YEAR
                       -----------                                                -------             -------
                                                                                   $000                $000
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


Columbia Energy Group                                                                  (133)            25,035
Columbia Gulf Transmission Company                                                    2,821              4,926
Columbia Energy Services Corporation                                                  1,081                439
Columbia Propane Corporation                                                          3,944              8,476
Columbia Electric Corporation                                                           248              1,118
Columbia LNG Corporation                                                                250                 52
Columbia Network Services Corporation                                                    12                 --
Columbia Insurance Corporation, Ltd.                                                     --                 --
Columbia Transmission Communication Corporation                                          --                 91
Columbia Gas of Kentucky, Inc.                                                        1,507              1,143
Columbia Gas of Ohio, Inc.                                                           13,144             10,237
Columbia Gas of Maryland, Inc.                                                          343                352
Columbia Gas of Pennsylvania, Inc.                                                    4,594              4,710
Columbia Gas of Virginia, Inc.                                                        2,456              2,303
Columbia Energy Group Capital Corporation                                               120                  2
Columbia Petroleum Corporation                                                           --                (26)
Columbia Gas Transmission Corporation                                                14,214             11,598
Columbia Atlantic Trading Corporation                                                    --                 --
Columbia Energy Resources, Inc.                                                       2,461              3,077
NiSource, Inc.                                                                           --                462
                                                                                     ------             ------

                    TOTAL                                                            47,062             73,995
                                                                                     ======             ======

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

                                                                                                        TOTAL
                                                                                                      PAYMENTS
                                                                                                        $000
See Schedule V-A, page 12

                    TOTAL PAYMENT                                                                    1,397,219
                                                                                                     =========

                                  SCHEDULE V-A

                    COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      Convenience & Accommodation Payments
                      For the Year Ended December 31, 2000

                                              Employee    Employee   Corporate      PH&H       Audit
          Associate Company                   Benefits    Payroll    Insurance     Leases       Fees         Other           Total
          -----------------                   --------    -------    ---------     ------       ----         -----           -----
                                                $000        $000        $000        $000        $000         $000             $000
Columbia Energy Group                             (229)         --       8,222         --         63       327,467 (1)     335,523
Columbia Gulf Transmission Company               7,277      35,785       3,000        456         95           114 (2)      46,727
Columbia Energy Services Corporation             1,758      16,814       4,980        (29)       294        74,205 (2)      98,022
Columbia Propane Corporation                    14,836      68,699       4,318      2,713        138         6,961 (2)      97,665
Columbia Electric Corporation                      491      19,094       1,235         --         17       152,319 (2)     173,156
Columbia LNG Corporation                           404       4,088         328        (52)        16           645 (2)       5,429
Columbia Network Services Corporation              309       2,043         110         --          6         7,225 (2)       9,693
Columbia Insurance Corporation                      --          --          --         --         --            --              --
Columbia Gas of Kentucky, Inc.                   4,490      12,711         500      1,040          4           471 (2)      19,216
Columbia Gas of Ohio, Inc.                      33,930     141,206       4,184      3,683        281        15,850 (2)     199,134
Columbia Gas of Maryland, Inc.                     900       3,117         108        180         13            74 (2)       4,392
Columbia Gas of Pennsylvania, Inc.              10,141      51,603       1,627      1,479        112           852 (2)      65,814
Columbia Gas of Virginia, Inc.                   5,070      25,134         757      1,358         27           148 (2)      32,494
Commonwealth Propane, Inc.                          --          --          --         --         --            --              --
Columbia Pipeline Company                           --          --           3         --         --            (8)(2)          (5)
Columbia Petroleum Corporation                     665       3,552         110        139          9            50 (2)       4,525
Columbia Finance Company                            --          --          55         --         --             3 (2)          58
Columbia  Capital Corporation                       --          --           4                                   2 (2)           6
Columbia Gas Transmission Corporation           33,785     143,938       6,577      6,580        429         1,176 (2)     192,485
Columbia Atlantic Trading, Inc.                     --          --           3         --         --        40,814 (2)      40,817
Columbia Energy Resources, Inc.                  6,221      29,995       5,089      3,134         63        27,109 (2)      71,611
NiSource, Inc.                                      --          --         457         --         --            --             457
                                               -------     -------      ------     ------      -----       -------       ---------

     Total                                     120,048     557,779      41,667     20,681      1,567       655,477       1,397,219
                                               =======     =======      ======     ======      =====       =======       =========

Note 1: Primarily reflects electronic funds transfer for System Federal tax payments.

Note 2: Primarily reflects a service offered by the Corporate Treasury Department to provide a non-repetitive electronic funds transfer to third parties.

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000


                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED


INSTRUCTIONS:     Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.



                   DESCRIPTION                                   LABOR          EXPENSES         TOTAL
                   -----------                                   -----          --------         -----
                                                                  $000            $000           $000

Account 152 - Fuel Stock Expenses Undistributed                   None            None           None


                                                                 -----          --------         -----
                     TOTAL                                        None            None           None


SUMMARY:

     Not Applicable

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000


                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED


INSTRUCTIONS:     Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                    DESCRIPTION                       LABOR          EXPENSES         TOTAL
                                                       $000            $000            $000
Account 163 - Stores Expenses Undistributed            None            None            None








                                                      -----          ------           -----
                    TOTAL                              None            None            None
                                                      -----          ------           -----

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000


                                  SCHEDULE VIII

                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS


INSTRUCTIONS:     Provide detail of items in this account. Items less than
                  $10,000 may be grouped, showing the number of items in each group.

                                                               BALANCE AT          BALANCE AT
                                                               BEGINNING             CLOSE
                       DESCRIPTION                              OF YEAR             OF YEAR
                                                                  $000                $000
Account 174 - Miscellaneous Current and Accrued Assets            None                None




                                                               -------             -------
                    TOTAL                                         None                None
                                                               -------             -------

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000


                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS


INSTRUCTIONS:     Provide detail of items in this account. Items less than
                  $10,000 may be grouped by class showing the number of items in each class.

                                                                           BALANCE AT           BALANCE AT
                                                                           BEGINNING              CLOSE
                      DESCRIPTION                                           OF YEAR              OF YEAR
                                                                              $000                 $000

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS



Other Post Retirement Employee Benefits                                        7,651                 6,369

Deferred Insurance Receivables                                                (1,539)                3,541

Intangible Asset - Pension Restoration Plan                                    1,127                 1,127

Restricted Stock Awards                                                          584                    --

Returned Payroll Checks                                                          382                    --

                                                                                  --                    --

                                                                                  --                    --

                                                                                  --                    --

                                                                               -----                ------
         TOTAL                                                                 8,205                11,037
                                                                               -----                ------

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000


                                   SCHEDULE X

               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES


INSTRUCTIONS:     Provide description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                  DESCRIPTION                                             AMOUNT
                                                                          ------
                                                                           $000


                                                                           None



                                                                          -----
                    TOTAL                                                  None
                                                                          -----

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000


                        SCHEDULE XI - PROPRIETARY CAPITAL

                                        NUMBER OF SHARES      PAR OR STATED VALUE         OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER     CLASS OF STOCK          AUTHORIZED              PER SHARE            NO. OF SHARES       TOTAL AMOUNT
--------------     --------------          ----------              ---------            -------------       ------------
           201     COMMON STOCK              3,000                   $100                   3,000              $300,000

INSTRUCTIONS:     Classify amounts in each account with brief explanation,
                  disclosing the general nature of transactions which give rise to the reported amount.

                     DESCRIPTION                                 AMOUNT
                     -----------                                 ------
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                        $0 (1)

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                       --

       TOTAL                                                       $0


INSTRUCTIONS:     Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform
                  System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                                           BALANCE AT                                    BALANCE AT
                                                                           BEGINNING       NET INCOME      DIVIDENDS       CLOSE
                   DESCRIPTION                                              OF YEAR         OR (LOSS)        PAID         OF YEAR
                   -----------                                             ----------      ----------      ---------     ----------
                                                                             $000             $000           $000           $000

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS                                                                                 0

Rate/Share     Amount of Dividend      Date Declared        Date Paid
----------     ------------------      -------------        ---------
     $                $000


          -----                                                            --------        ---------       ------        -------
          TOTAL                                                                   0                0            0              0

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000
                          Schedule XII - Long-Term Debt

INSTRUCTIONS:     Advances From Associate Companies should be reported
                  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                      TERMS OF OBLIG      DATE                             BALANCE AT            DEDUC-   BALANCE AT
                                      CLASS & SERIES       OF      INTEREST     AMOUNT     BEGINNING    ADDI-    TIONS      CLOSE
              NAME OF CREDITOR         OF OBLIGATION    MATURITY     RATE     AUTHORIZED    OF YEAR     TIONS     (1)      OF YEAR
                                                                      %          $000        $000        $000     $000       $000
ACCOUNT 223 - ADVANCES FROM
              ASSOCIATE COMPANIES:

Columbia Energy Group                Promissory Note    11/28/02     7.11        2,246       2,246         --      --        2,246
Columbia Energy Group                Promissory Note    11/28/05     7.30        2,246       2,246         --      --        2,246
Columbia Energy Group                Promissory Note    11/28/07     7.55        2,246       2,246         --      --        2,246
Columbia Energy Group                Promissory Note    11/28/10     7.82        2,246       2,246         --      --        2,246
Columbia Energy Group                Promissory Note    03/01/14     7.33       12,700      12,700                 --       12,700
Columbia Energy Group                Promissory Note    11/28/15     7.92        2,246       2,246         --      --        2,246
Columbia Energy Group                Promissory Note    11/28/25     8.12        2,246       2,246         --      --        2,246


ACCOUNT 224-- OTHER LONG-TERM DEBT:                                                 --          --         --      --           --


               TOTAL                                                            26,176      26,176         --      --       26,176
                                                                                ------      ------      -----    ----       ------

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000



                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


INSTRUCTIONS:     Provide balance of notes and accounts payable to each
                  associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                    BALANCE AT          BALANCE AT
                                                                    BEGINNING             CLOSE
                                  DESCRIPTION                        OF YEAR             OF YEAR
                                  -----------                        -------             -------
                                                                      $000                $000
ACCOUNT 233-- NOTES PAYABLE TO ASSOCIATE COMPANIES


Installment Promissory Note-- Current Note 11/28/00-- 6.89%             2,567                 --
                                                                       ------             ------

            TOTAL                                                          --                 --

ACCOUNT 234-- ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

System Money Pool Principle                                            36,846             36,484
Columbia Energy Group                                                   2,766              2,803
System Money Pool Interest                                                 87                214
                                                                       ------             ------
            TOTAL                                                      39,699             39,501

ACCOUNT 242-- MISCELLANEOUS CURRENT AND ACCRUED
                    LIABILITIES


Deferred Compensation                                                   3,458              2,117
Accrued Vacation                                                        2,448              2,276
LTIP Dividend Credit                                                    2,120               (806)
Retirement Income Plan                                                  2,098             (2,290)
Pension Retirement Benefits                                             1,902              2,250
Thrift Restoration Plan                                                 1,731                890
Pension Restoration Plan                                                  943                907
Deferred Compensation-- Interest                                          488                 --
Building Lease-- Dulles Corner                                            475                520
Flexible Spending                                                         266                318
Comprehensive Medical Expense Plan Accrual                                258                258
Employee Thrift Plan                                                      162                153
Post Retirement Benefit Obligation                                         71                 74
Thrift Plan-- Company                                                      60                 60
Credit Union-- COLGASCO                                                    30                 --
Contract Retainage                                                         27              5,183
Aircraft Engine Overhaul Accrual                                           20                 14
Dental Assistance Plan Accrual                                             20                 20
Change in Control                                                          --              8,349
Severence-Merger                                                           --              9,817
Job Placement-- Merger                                                     --                875
Relocation-- Merger                                                        --              7,685
Miscellaneous                                                               9                794
Voluntary Personal Accident Insurance                                     (11)               (13)
Employee Agreements                                                       (91)                24
Release & Retention Program                                              (464)                18
                                                                       ------             ------

            TOTAL                                                      16,020             39,493

                                 SCHEDULE XIII-A

                    COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      Notes Payable to Associate Companies

                                   Account 233

                                                               Balance at        Balance at
                                                                Beginning          Close
                                                                 of Year          of Year
                                                               -----------       ----------
                                                                  $000              $000
Columbia Energy Group

       6.89%       Installment Promissory Note                    2,567              None
       7.11%       Installment Promissory Note                     None              None
       7.30%       Installment Promissory Note                     None              None
       7.55%       Installment Promissory Note                     None              None
       7.82%       Installment Promissory Note                     None              None
       7.33%       Installment Promissory Note                     None              None
       7.92%       Installment Promissory Note                     None              None
       8.12%       Installment Promissory Note                     None              None
                                                                  -----             -----
       Total                                                      2,567              None
                                                                  =====             =====

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION
                      For the Year Ended December 31, 2000


                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:     The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.       Property, Plant and Equipment and Related Depreciation

                  Property, Plant and Equipment is stated at historical cost. Depreciation is provided on a composite straight-line basis using the average of depreciable property at the beginning and end of each year.


         b.       Income Taxes

                  The Corporation provides deferred taxes with respect to timing differences in the recognition of revenues and expenses for tax and accounting purposes. The major difference results from using accelerated depreciation for tax purposes. The Corporation is included in the Consolidated Federal Income Tax Return filed for the Columbia Energy Group and Subsidiaries.


         c.       Pension Costs

                  The Corporation participates in the Retirement Income Plan of the Columbia Energy Group. This is a trusteed noncontributory Retirement Income Plan which, with certain minor exceptions, covers all regular employees. The Service Corporation's portion amounted to ($4,389,014.28) in 2000 and ($392,920.00)
                  in 1999.

         d.       Leases

                  Payments made by the Corporation in connection with operating leases are charged to expense as incurred. No capitalized leases existed in 2000.


         e.       Account Numbers

                  The Corporation uses certain FERC accounts which do not match existing SEC accounts; therefore, the year-end balances of the following FERC accounts were reclassified to a corresponding SEC account.


                                           Account Number           Year-End
                                           --------------
           Account Description            FERC        SEC           Balance
           -------------------            ----        ---           -------
                                                                     $000

       Interest Receivable                 171        143               6

       Deferred Income Taxes               283        282             (10)

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION
                      For the Year Ended December 31, 2000


                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS


         f.       Post-Retirement Benefits Other Than Pensions

                  During 1991, the System adopted SFAS No. 106, Employer's Accounting for Post-Retirement Benefits Other Than Pensions, retroactive to January 1, 1991. The Corporation has elected to record and defer the full amount of its estimated accumulated post-retirement obligations other than pensions. These obligations total $3,633,675 as of December 31, 2000, and represent the actuarial present value of the post-retirement benefits to be paid to current employees and retirees based on services rendered.

         g.       System Money Pool

                  The Parent Company and its subsidiaries participate in the System Money Pool (Pool) which is administered by the Corporation on behalf of the participants.

                  Participants invest their excess funds to the Pool. Short-term financing requirements of participants, with the exception of the Parent Company, are satisfied by advances from the Pool. Excess funds in the Pool are invested by the Corporation on a short-term basis on behalf of the depositors.

                  Participants depositing funds in the Pool share in the interest earned on these investments plus interest paid to the Pool by borrowers on a basis proportionate to their investment in the Pool. Participants borrowing from the Pool pay interest at the rate equivalent to the composite rate on short-term transactions of the Pool. Participants may withdraw their investments in the Pool at any time. Borrowings from the Pool are payable on demand, and may be prepaid at any time without premium or penalty.

         h.       Restructuring Activities

                  Due to the merger between Columbia Energy Group and NiSource on November 1, 2000, certain termination benefits for 191 Service Corporation employees and restructuring costs were accrued and charged to expense in 2000. The Service Corporation portion amounted to $5,182,943 for retention, $9,817,000 for severence, $875,000 for job placement, $8,349,000 for change in control and $7,685,000 for relocation expenses.

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION
                      For the Year ended December 31, 2000


                                   SCHEDULE XV
                               STATEMENT OF INCOME


                                                                               2000                      1999
                                                                               ----                      ----
ACCOUNT         DESCRIPTION                                                 CURRENT YEAR              PRIOR YEAR
-------         -----------                                                 ------------              ----------
                                                                               $000                      $000
                INCOME

457                Services rendered to associate companies                   184,262                   95,271
458                Services rendered to nonassociate companies                     --                       --
419                Interest Revenue-- Other                                        70                        1
421                Miscellaneous Income or Loss                                    --                      (95)
                                                                              -------                   ------
                   Total Income                                               184,332                   95,177

                EXPENSE

920               Salaries and wages                                          122,678                   28,729
921               Office supplies and expenses                                  6,765                    8,541
922               Administrative expense transferred-- credit                      (1)                      (9)
923               Outside services employed                                    12,185                   25,529
924               Property insurance                                              147                      151
925               Injuries and damages                                            305                      507
926               Employee pensions and benefits                                3,559                    5,110
928               Regulatory commission expense                                    --                        3
930.1             General advertising expenses                                      9                       41
930.2             Miscellaneous general expenses                                2,095                    1,948
931               Rents                                                         8,112                    7,942
932               Maintenance of structures and equipment                       2,990                    3,673
403               Depreciation and amortization expense                         4,750                    4,140
408               Taxes other than income taxes                                 4,272                    3,249
409               Income taxes                                                 20,823                   (4,481)
410               Provision for deferred income taxes                           6,278                    7,125
411               Provision for deferred income taxes-- credit                (14,914)                  (1,722)
426.1             Donations                                                        31                      152
426.3             Other deductions                                                  4                        2
430               Interest on debt to associate companies                       3,813                    3,146
431               Other interest expense                                          431                      282
                                                                              -------                   ------
                     Total Expense                                            184,332                   94,058
                                                                              -------                   ------

                     Net Income or (Loss)                                          --                    1,119
                                                                              =======                   ======

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year ended December 31, 2000


                               ANALYSIS OF BILLING

                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

                                                             DIRECT             INDIRECT          COMPENSAT'N         TOTAL
                                                              COSTS              COSTS             FOR USE            AMOUNT
              NAME OF ASSOCIATE COMPANY                      CHARGED            CHARGED           OF CAPITAL          BILLED
              -------------------------                      -------            -------           ----------          ------
                                                              457-1              457-2              457-3
                                                              -----              -----              -----
                                                              $000                $000               $000               $000
Columbia Energy Group                                        12,414               1,212                146             13,772
Columbia Gulf Transmission Company                           12,601                 828                122             13,551
Columbia Energy Services Corporation                          5,163                 779                104              6,046
Columbia Propane Corporation                                  7,447               1,005                124              8,576
Columbia Electric Corporation                                 3,508                 320                 40              3,868
Columbia LNG Corporation                                        352                  53                  8                413
Columbia Network Services Corporation                            33                  18                  2                 53
Columbia Insurance Corporation, Ltd                             543                  68                 10                621
Columbia Transmission Communications Corporation                640                  61                 11                712
Columbia Gas of Kentucky, Inc.                                5,002                 482                 70              5,554
Columbia Gas of Ohio, Inc.                                   44,030               4,646                603             49,279
Columbia Gas of Maryland, Inc.                                1,497                 148                 19              1,664
Columbia Gas of Pennsylvania, Inc.                           14,959               1,436                200             16,595
Columbia Gas of Virginia, Inc.                                9,096               1,060                137             10,293
Columbia Pipeline Corporation                                    36                   6                  1                 43
Columbia Finance Corporation                                     71                  --                  1                 72
Columbia Energy Group Capital Corporation                       389                  22                  3                414
Columbia Petroleum Corporation                                  685                  19                  3                707
Columbia Gas Transmission Corporation                        43,212               2,940                424             46,576
Columbia Atlantic Trading Corporation                            26                   1                  1                 28
Columbia Energy Resources                                     9,073                 628                 92              9,793
                                                            -------              ------              -----            -------
     Total Amount Billed in 2000                            170,777              15,732              2,121            188,630

Reconciliations to Total Revenues:

   Difference between Amount of
   Unbilled Revenue December 1999 and
   December 2000                                            (18,326)             12,267              1,691             (4,368)
                                                            -------              ------              -----            -------
                                                            152,451              27,999              3,812            184,262
                                                            =======              ======              =====            =======

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000

                               ANALYSIS OF BILLING

                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458


                                     DIRECT      INDIRECT      COMPENSATION
                                      COST         COST          FOR USE       TOTAL     EXCESS OR     AMOUNT
NAME OF NONASSOCIATE COMPANY         CHARGED     CHARGED        OF CAPITAL      COST     DEFICIENCY    BILLED
                                      458-1       458-2           458-3                    458-4
            N/A                       $000         $000            $000         $000        $000



INSTRUCTION:      Provide a brief description of the services rendered to each nonassociate company:

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION
                      For the Year Ended December 31, 2000






                                                                                         Schedule XVI
                                                                               ANALYSIS OF CHARGES FOR SERVICE
                                                                           ASSOCIATE AND NONASSOCIATE COMPANIES
              ----------------------------------------------------------------------------------------------------------------------
                                                                                                                       NONASSOCIATE
                                                                                      ASSOCIATE COMPANY                   COMPANY
                                                                                           CHARGES                        CHARGES
                                                                           ------------------------------------------
                       DESCRIPTION OF ITEMS                                   DIRECT        INDIRECT                      DIRECT
                                                                               COST           COST          TOTAL          COST
              ---------------------------------------------------------    ------------   ------------   ------------  ------------
                                                                                $000           $000           $000            $000
              920      Salaries and Wages                                     111,543         11,135        122,678             -
              921      Office Supplies and Expenses                             4,368          2,397          6,765             -
              922      Administrative Expenses Transferred -
                          Credit                                                3,686         (3,687)            (1)            -
              923      Outside Services Employed                               10,066          2,119         12,185             -
              924      Property Insurance                                          48             99            147             -
              925      Injuries and Damages                                       198            107            305             -
              926      Employee Pensions and Benefits                             118          3,441          3,559             -
              928      Regulatory Commission Expense                                -              -              -             -
              930.1    General Advertising Expenses                                 8              1              9             -
              930.2    Miscellaneous General Expense                              985          1,110          2,095             -
              931      Rents                                                    5,966          2,145          8,111             -
              932      Maintenance of Structure and Equipment                     868          2,122          2,990             -
              403      Depreciation and Amortization Expense                    2,197          2,553          4,750             -
              408      Taxes Other Than Income Taxes                              598          3,676          4,274             -
              409      Income Taxes                                            11,748          9,075         20,823             -
              410      Provision for Deferred Income Taxes                          -          6,278          6,278             -
              411      Provision for Deferred Income Taxes -                        -              -              -
                          Credit                                                    -        (14,914)       (14,914)            -
              411.5    Investment for Credit                                        -              -              -             -
              419      Other Interest                                             (70)             -            (70)
              426.1    Donations                                                   31              -             31             -
              426.5    Other Deductions                                             -              4              4             -
              427      Interest on Long-Term Debt                                   -              -              -             -
              431      Other Interest Expense                                      99            331            430             -
              ---------------------------------------------------------   ------------   ------------   ------------  ------------
              Instructions: Total cost of service will equal for
                            associate and nonassociate
                            companies the total amount billed
                            under their separate analysis of billing
                            schedules.

              ---------------------------------------------------------   ------------   ------------   ------------  ------------
                       Total Expenses                                         152,457         27,992        180,449             -
                                                                          ------------   ------------   ------------  ------------
                       Compensation for Use of Equity Capital                                                 2,121
                                                                                                        ------------
              430      Interest on Debt to Associate Companies                                                1,692
                                                                                                        ------------

                       Total Cost of Service                                                                184,262
              ----------------------------------------------------------------------------------------------------------------------





                                                                   NONASSOCIATE COMPANY
                                                                        CHARGES                 TOTAL CHARGES FOR SERVICE
                                                               -----------------------   ---------------------------------------
                     DESCRIPTION OF ITEMS                      INDIRECT                    DIRECT        INDIRECT
                                                                 COST          TOTAL        COST           COST            TOTAL
              ----------------------------------------------  -----------   -----------  ------------   ------------   -------------
                                                                 $000          $000         $000           $000            $000

              920    Salaries and Wages                                -             -       111,543         11,135         122,678
              921    Office Supplies and Expenses                      -             -         4,368          2,397           6,765
              922    Administrative Expenses Transferred -
                        Credit                                         -             -         3,686         (3,687)             (1)
              923    Outside Services Employed                         -             -        10,066          2,119          12,185
              924    Property Insurance                                -             -            48             99             147
              925    Injuries and Damages                              -             -           198            107             305
              926    Employee Pensions and Benefits                    -             -           118          3,441           3,559
              928    Regulatory Commission Expense                     -             -             -              -               -
              930.1  General Advertising Expenses                      -             -             8              1               9
              930.2  Miscellaneous General Expense                     -             -           985          1,110           2,095
              931    Rents                                             -             -         5,966          2,145           8,111
              932    Maintenance of Structure and Equipment            -             -           868          2,122           2,990
              403    Depreciation and Amortization Expense             -             -         2,197          2,553           4,750
              408    Taxes Other Than Income Taxes                     -             -           598          3,676           4,274
              409    Income Taxes                                      -             -        11,748          9,075          20,823
              410    Provision for Deferred Income Taxes               -             -             -          6,278           6,278
              411    Provision for Deferred Income Taxes -
                        Credit                                         -             -             -        (14,914)        (14,914)
              411.5  Investment for Credit                             -             -             -              -               -
              419    Other Interest                                                              (70)             -             (70)
              426.1  Donations                                         -             -            31              -              31
              426.5  Other Deductions                                  -             -             -              4               4
              427    Interest on Long-Term Debt                        -             -             -              -               -
              431    Other Interest Expense                            -             -            99            331             430
              ----------------------------------------------  -----------   -----------  ------------   ------------   -------------
              Instructions: Total cost of service will equal for
                            associate and nonassociate
                            companies the total amount billed
                            under their separate analysis of billing
                            schedules.

              ----------------------------------------------  -----------   -----------  ------------   ------------   -------------
                     Total Expenses                                    -             -       152,457         27,992         180,449
                                                              -----------   -----------  ------------   ------------   -------------
                     Compensation for Use of Equity Capital                                                                   2,121
                                                                                                                       -------------
              430    Interest on Debt to Associate Companies                                                                  1,692
                                                                                                                       -------------

                     Total Cost of Service                                                                                  184,262


              ----------------------------------------------------------------------------------------------------------------------

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION
                      For the Year Ended December 31, 2000

                                  Schedule XVII
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION


                                                                                                               DEPARTMENT
                                                                                                               OR SERVICE
                                                                                                                 FUNCTION
                                                                                                              ---------------
                                                                                TOTAL                          ACCOUNTING
                      DESCRIPTION OF ITEMS                                     AMOUNT     OVERHEAD              SERVICES
              -------------------------------------------------------------   --------  --------------        ---------------

              920     Salaries and Wages                                      122,678          11,135                    175
              921     Office Supplies and Expenses                              6,765           2,397                      4
              922     Administrative Expenses Transferred -                                         -
                         Credit                                                    (1)         (3,687)                     -
              923     Outside Services Employed                                12,185           2,119                      -
              924     Property Insurance                                          147              99                      -
              925     Injuries and Damages                                        305             107                      -
              926     Employee Pensions and Benefits                            3,559           3,441
              928     Regulatory Commission Expense                                 -               -                      -
              930.1   General Advertising Expense                                   9               1
              930.2   Miscellaneous General Expense                             2,095           1,110                      -
              931     Rents                                                     8,111           2,145
              932     Maintenance of Structures and Equipment                   2,990           2,122
              403     Depreciation and Amortization Expense                     4,750           2,553
              408     Taxes Other Than Income Taxes                             4,274           3,676
              409     Income Taxes                                             20,823           9,075
              410     Provision for Deferred Income Taxes                       6,278           6,278
              411     Provision for Deferred Income Taxes -
                         Credit                                               (14,914)        (14,914)
              411.5   Investment Tax Credit                                         -               -
              419     Other Interest                                              (70)              -
              421     Miscellaneous Income or Loss                                  -               -
              426.1   Donations                                                    31               -
              426.3   Other Deductions                                              4               4
              427     Interest on Long-Term Debt                                    -               -
              430     Interest on Debt to Associate Companies                   3,812           3,812
              431     Other Interest Expense                                      430             331                      -
              -------------------------------------------------------
              Instruction: Indicate each department or service
                           function. (See instruction 01-3 General
                           Structure of Accounting System
                           Uniform System Account)

              -------------------------------------------------------         --------        --------               --------
                      Total Expenses                                          184,261          31,804                    179
              -------------------------------------------------------         ---------------------------------------------------





                                                                                 DEPARTMENT OR SERVICE FUNCTION
                                                                               -----------------------------------------------------
                                                                                  AIR                               COMMON/
                                                                                  TRANS-           CLIENT          CORPORATE
                      DESCRIPTION OF ITEMS                                      PORTATION         SUPPORT           SYSTEMS
              -------------------------------------------------------          ------------      -----------       -----------

              920     Salaries and Wages                                               105            1,726             3,030
              921     Office Supplies and Expenses                                     145              315               675
              922     Administrative Expenses Transferred -
                         Credit                                                          -               48
              923     Outside Services Employed                                         75              128               971
              924     Property Insurance                                                 -
              925     Injuries and Damages                                              71
              926     Employee Pensions and Benefits                                     3               17                 2
              928     Regulatory Commission Expense
              930.1   General Advertising Expense
              930.2   Miscellaneous General Expense                                   (156)             135               194
              931     Rents                                                            686               70                 5
              932     Maintenance of Structures and Equipment                           49              252                68
              403     Depreciation and Amortization Expense                             67
              408     Taxes Other Than Income Taxes                                      2
              409     Income Taxes
              410     Provision for Deferred Income Taxes
              411     Provision for Deferred Income Taxes -
                         Credit
              411.5   Investment Tax Credit
              419     Other Interest
              421     Miscellaneous Income or Loss
              426.1   Donations
              426.3   Other Deductions
              427     Interest on Long-Term Debt
              430     Interest on Debt to Associate Companies
              431     Other Interest Expense                                             -                -                 -
              -------------------------------------------------------
              Instruction: Indicate each department or service
                           function. (See instruction 01-3 General
                           Structure of Accounting System
                           Uniform System Account)

              -------------------------------------------------------              --------          -------           --------
                      Total Expenses                                                 1,047            2,691             4,945
              -------------------------------------------------------          -----------------------------------------------------





                                                                  ------------------------------------------------------------------
                                                                                   CORPORATE
                                                                  CONSOL-           COMMUNI-          CORPORATE        CORPORATE
                      DESCRIPTION OF ITEMS                        IDATION           CATIONS            FINANCE         TREASURY
              -----------------------------------------------     ----------       ------------      ------------     ------------

              920     Salaries and Wages                                886                347                339              278
              921     Office Supplies and Expenses                       97                 92                 28               21
              922     Administrative Expenses Transferred -
                         Credit
              923     Outside Services Employed                         108              1,020                 (3)              17
              924     Property Insurance
              925     Injuries and Damages
              926     Employee Pensions and Benefits                      6                  2
              928     Regulatory Commission Expense
              930.1   General Advertising Expense
              930.2   Miscellaneous General Expense                      83                 87                 41               69
              931     Rents                                               2                  3                  1                2
              932     Maintenance of Structures and Equipment            57
              403     Depreciation and Amortization Expense
              408     Taxes Other Than Income Taxes
              409     Income Taxes
              410     Provision for Deferred Income Taxes
              411     Provision for Deferred Income Taxes -
                         Credit
              411.5   Investment Tax Credit
              419     Other Interest
              421     Miscellaneous Income or Loss
              426.1   Donations                                                             25
              426.3   Other Deductions
              427     Interest on Long-Term Debt
              430     Interest on Debt to Associate Companies
              431     Other Interest Expense                              -                  -                  -
              -------------------------------------------------
              Instruction: Indicate each department or service
                           function. (See instruction 01-3 General
                           Structure of Accounting System
                           Uniform System Account)

              -------------------------------------------------   ---------         ----------        ----------         ----------
                      Total Expenses                                  1,239              1,576                406              387
              -------------------------------------------------   ------------------------------------------------------------------


           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION
                      For the Year Ended December 31, 2000
                                  Schedule XVII
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

                         DEPARTMENT OR SERVICE FUNCTION


                                                        DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------------------------------------------------------------------------------

                          DULLES                                     ENTERPRISE                 ENVIRON-
       Account           BUILDING             ENERGY                 MULTIMEDIA                  MENTAL
       Number            SERVICES            RISK MGT              COMMUNICATIONS               AFFAIRS             EXECUTIVE
-----------------    ---------------     ---------------       --------------------        ---------------       ----------------
                          $000                $000                     $000                      $000                   $000

920                               2                   -                      1,332                     315                  2,629
921                              43                   -                        899                      31                    194
922                           2,026                                              -                       -
923                             162                   -                        820                     109                  1,833
924
925
926                                                                                                                             9
928
930.1                                                 -
930.2                                                                          227                      23                  2,448
931                                                                             53                       1                     67
932                               -                                             60                                              -
403                                                                          1,100
408                             240                   -                          -                       -                      -
409                               -                   -                          -                       -                      -
410                               -                   -                          -                       -                      -
411                               -                   -                          -                       -                      -
411.5                             -                   -                          -                       -                      -
419                               -                   -                          -                       -                      -
421                               -                   -                          -                       -                      -
426.1                             -                   -                          -                       -                      -
426.5                             -                   -                          -                       -                      -
427                               -                   -                          -                       -                      -
430                               -                   -                          -                       -                      -

431                               -                   -                          -                       -                     99

-----------------    ---------------     ---------------       --------------------         ---------------       ----------------
Total Expenses                2,473                   -                      4,491                     479                  7,279
                     -----------------------------------       --------------------         ---------------       ----------------






                                          HUMAN                                                                          MC
      Account      GOVERNMENT            RESOURCES/      INTERNAL              INVESTOR                              BUILDING
       Number       AFFAIRS              BENEFITS          AUDIT                RELATIONS             LEGAL           SERVICES
-------------    --------------         -----------      -----------         --------------        ----------      -------------
                  $000                  $000             $000                  $000                 $000             $000

920                         200                 723            1,188                    319             1,082                  1
921                          34                  95              227                     32                90
922                                               6              118                                                         527
923                          70                 393              (29)                   379               514
924
925
926                                              58                8
928
930.1                                             8
930.2                        29                 693              137                     24               112                  1
931                         165                   -                9                      1                 2
932                                                                                                         -                  1
403
408                           -                   -                -                      -                 -                227
409                           -                   -                -                      -                 -                  -
410                           -                   -                -                      -                 -                  -
411                           -                   -                -                      -                 -                  -
411.5                         -                   -                -                      -                 -                  -
419                           -                   -                -                      -                 -                  -
421                           -                   -                -                      -                 -                  -
426.1                         4                   1                -                      -                 -                  -
426.5                         -                   -                -                      -                 -                  -
427                           -                   -                -                      -                 -                  -
430                           -                   -                -                      -                 -                  -

431                           -                   -                -                      -                 -                  -

-------------   ---------------         -----------      -----------         --------------        ----------      -------------
Total Expenses              502               1,977            1,658                    755             1,800                757
                ---------------         -----------      -----------         --------------        ----------      -------------

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION
                      For the Year Ended December 31, 2000

                                  Schedule XVII
       SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION


                                                                                                   DEPARTMENT OR SERVICE FUNCTION
-----------------------------------------------------------------------------------------------------------------------------------
                                   NETWORK
      Account                     COMPUTER                 OTHER                                  PROCURE-               RISK
       Number                     SERVICES                GENERAL              PAYROLL             MENT               MANAGEMENT
------------------              ------------           -------------       --------------       ------------         ------------
                                 $000                   $000                  $000               $000                  $000

920                                     2,324                91,798                   12                359                  379
921                                       975                                          4                 61                  102
922                                       957                     4
923                                     2,590                                          -                187                  140
924                                                                                                                           48
925                                                                                                                          127
926                                         2
928
930.1
930.2                                  (3,613)                    -                   64                 81                   28
931                                     4,892                                                                                  2
932                                       381                     -
403                                     1,030
408                                       129
409                                         -                11,748                    -                                       -
410                                         -                     -                    -                                       -
411                                         -                     -                    -                                       -
411.5                                       -                     -                    -                                       -
419                                         -                     -                    -                                       -
421                                         -                     -                    -                                       -
426.1                                       -                     -                    -                                       -
426.5                                       -                     -                    -                                       -
427                                         -                     -                    -                                       -
430                                         -                     -                    -                                       -
431                                         -                     -                    -                                       -
------------------              -------------          ------------        -------------        -----------           ----------
Total Expenses                          9,667               103,550                   80                688                  826
------------------              ------------           -------------       --------------       ------------          ----------

      Account             SPECIAL              STEP           STRATEGIC           FINANCIAL                             ENERGY
      Number             PROJECTS            PROGRAM          PLANNING            REPORTING               TAX          VENTURES
------------------       -------------     ------------     -------------        -----------           ----------     ----------
                           $000              $000                $000              $000                 $000           $000

920                             23                 399               344                644                  564              20
921                              1                  70                21                 38                   67               7
922                                                                                                                            -
923                              -                  60                90                 78                  354               -
924
925
926                                                 11
928
930.1
930.2                                              162                34                 44                   31               7
931                                                 (1)                1                  1                    3               1
932                                                                                       -
403
408
409                              -                   -                 -                  -                    -               -
410                              -                   -                 -                  -                    -               -
411                              -                   -                 -                  -                    -               -
411.5                            -                   -                 -                  -                    -               -
419                              -                   -                 -                  -                    -               -
421                              -                   -                 -                  -                    -               -
426.1                            -                   1                 -                  -                    -               -
426.5                            -                   -                 -                  -                    -               -
427                              -                   -                 -                  -                    -               -
430                              -                   -                 -                  -                    -               -
431                              -                   -                 -                  -                    -               -

------------------   -------------        ------------     -------------      -------------        -------------     -------------
Total Expenses                  24                 702               490                805                1,019              35
------------------   -------------        ------------     -------------      -------------        -------------     -------------

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000

                        DEPARTMENTAL ANALYSIS OF SALARIES

                                   ACCOUNT 920


                                                                       DEPARTMENTAL SALARY EXPENSE
                                                                     INCLUDED IN AMOUNTS BILLED TO                          NUMBER
                         NAME OF DEPARTMENT            ------------------------------------------------------------       PERSONNEL
                     Indicate each department           TOTAL           PARENT             OTHER            NON             END OF
                        or service function            AMOUNT          COMPANY          ASSOCIATES       ASSOCIATES          YEAR
                     -------------------------         ------          -------          ----------       ----------       ---------
                                                        $000            $000               $000             $000

         Accounting Services                             175              123                 52               -                -

         Air Transportation                              105                4                101               -                -

         Client Support                                1,726                -              1,726               -                -

         Common/Corporate Systems                      3,030                6              3,024               -                -

         Consolidation Accounting                        886               19                867               -                -

         Corporate Communications                        347                -                347               -                -

         Corporate Finance                               339               19                320                                -

         Corporate Treasury                              278                7                271               -                -

         Dulles Building Services                          2                -                  2               -                -

         Energy Risk Management                            -                -                  -               -                -

         Energy Ventures                                  20                1                 19               -                -

         Enterprise Multimedia Communication           1,332                -              1,332               -                -

         Environmental Affairs                           315                -                315               -                -

         Executive                                     2,629              123              2,506               -                -

         Financial Planning & Reporting                  644                -                644               -                -

         Government Affairs                              200                -                200               -                -

         Human Resources/Benefits                        723                -                723               -                -

         Internal  Audit                               1,188                -              1,188               -                -

         Investor Relations                              319                -                319               -                -

         Legal                                         1,082              418                664               -                -

         Marble Cliff Building Services                    1                -                  1               -                -

         Network Computer Services                     2,324                -              2,324               -                -

         Other General                                91,798                -             91,798               -                -

         Payroll                                          12                -                 12               -                -

         Corporate Procurement                           359                -                359               -                -

         Risk Management                                 379                2                377               -                -

         Special Projects                                 23                -                 23               -                -

         Step Program                                    399                4                395               -                -

         Strategic Planning                              344                -                344               -                -

         Tax                                             564               27                537               -                -
                                              ---------------    -------------        -----------    -------------    ------------
              Total                                  111,543              753            110,790               -                -
                                              ---------------    -------------        -----------    -------------    ------------

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000


                            OUTSIDE SERVICES EMPLOYED

                                   ACCOUNT 923


                INSTRUCTIONS:      Provide a breakdown by subaccount of outside
                                   services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and the amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                                                       RELATIONSHIP
                                                                                       "A"= ASSOCIATE
                FOR WHOM PURCHASED                   ADDRESS                           "NA"= NON-ASSOCIATE                AMOUNT
                ------------------                   -------                           -------------------            ------------
                                                                                                                           $000

                See schedule 923-A                                                                                       12,185

                                 SCHEDULE 923-A




                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            OUTSIDE SERVICES EMPLOYED
                                   ACCOUNT 923


                                                                                             RELATIONSHIP
                                                                                             "A"=ASSOCIATE                AMOUNT
                                                                                             "NA"=NON       ---------   -----------
       FOR WHOM PURCHASED                                      ADDRESS                       ASSOCIATE       $000            $000
       ------------------                                      -------                       ---------      ---------   -----------
 1-Special Services - Legal

     Akin, Gump, Strauss, Hauer, & Feld   1900 Pennzoil Place-South Tower, Houston, TX 77536   NA              121
     LeBoeuf, Lamb, Greene & MacRae       125 W.55th Street New York., N.Y. 100195389          NA              387
     Stroock & Stroock & Lavan, LLP       180 Maiden Lane New York, NY 10038                   NA              198
                                                                                                                 -
                                                                                                                 -
     33 Organizations                                                                                          131
                                                                                                           --------
                                          Total Special Services - Legal                                                        837
                                                                                                                         -----------


 2-Special Services - Audit



     1 Organization                                                                                             15
                                                                                                           --------
                                          Total Special Services - Audit                                                         15
                                                                                                                         -----------


 3-Special Services - Other

     AT & T                               3405 w. Dr. M. L. King, Jr. Blvd., Tampa,
                                             FL 33607                                          NA              370
     Bowne of New York City, Inc.         345 Hudson St.  New York, NY  10014-9884             NA              129
     Columbia Gas of Ohio, Inc.           A/R , P O Box 117, Columbus, OH 43216                 A              779
     Columbia Gas Transmission            P. O. Box 641475 Pittsburgh, PA 15264                 A              160
     Comdisco Continuity Service          P O Box 91753, Chicago, IL.  60693                   NA              196
     Computer Associates Int              P.O. Box 360355, Pittsburgh, PA 15251-6355           NA            1,152
     Equant Integration Services, Inc     P.O.Box 861419, Orlando, FL 32836-1419               NA              294
     Iconix                               4927 Auburn Ave.  Bethesda, MD 20814                 NA              230
     Information Control Corporation      2500 Corporate Exchange Dr, Suite 310,
                                             Columbus, OH 43231                                NA              101
     Mcardle Printing Co. Inc.            800 Commerce Dr,  Upper Marlboro MD 20772            NA              340
     Motorola, Inc                        P.O. Box 93042, Chicago, IL 60673-3042               NA              110
     Peake Printers                       2500 Schuster Drive, Cheverly, MD 20781              NA              216
     PNC Bank, N.A.                       620 Liberty Ave.  Pittsburgh, PA  15265              NA              159
     SAS Institute, Inc.                  P.O. Box 65505, Charlotte, NC 28265-0505             NA              107
     Sarcom                               Dept. # 0703, Columbus, OH 43271-0703                NA              134
     Security Assessments, Inc.           7793-E Weatherworn Way, Columbia, MD, 21046          NA              219
     Sterling Software Leasing            135 S. LaSalle Dept 8210, Chicago, IL 60674-8210     NA              142
     Teksystems                           P.O. Box 198568, Atlanta, GA 30384-8568              NA              171
     Trust Fees Computershare             Investor Services P.O. Box 0934, Chicago, IL
                                              60690-0934                                       NA              148
     Xerox Corp                           P.O. Box 827598,  Philadelphia, PA  19182-7598       NA              637









         333 Organizations                                                                                  2,875




                                         Total Special Services - Other                                                       8,669
                                                                                                                             ------

                                 SCHEDULE 923-A
                   COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            OUTSIDE SERVICES EMPLOYED
                                  ACCOUNT 923



                                                                                       RELATIONSHIP
                                                                                       "A"=ASSOCIATE               AMOUNT
                                                                                       "NA"=NON         ---------------------------
  FOR WHOM PURCHASED                                     ADDRESS                         ASSOCIATE        $000               $000
---------------------------------     -----------------------------------------        -----------      ---------         ---------
4-Special Services - Tax
------------------------
   Arthur Andersen LLP                P.O. Box  13882,  Newark, NJ  07188-0882               NA               127



                                                                                                        ----------
                                      Total Special Services - Tax                                                              127
                                                                                                                           ---------

5-Special Services - Consulting
-------------------------------

   Cambridge Energy Research          20 University Road,Cambridge, MA 02138                 NA               150
   Computer Task Group                PO Box 60073, Charlotte, NC 28260                      NA               264
   Compuware Corporation              Drawer #64376, Detroit, MI 48264-0376                  NA               143
   Deloitte Consulting                Department 0329, Cincinnatti, OH 45263-0329            NA               490
   William A. Dorgan                  47 Pelican Drive, Avalon, NJ 08202                     NA               165
   Harris,MacKessy & Brennan, Inc.    42 East Gay street, STE 1310, Columbus, OH 43215       NA               163



64 Organizations                                                                                            1,162
                                                                                                        ----------
                                      Total Special Services - Consulting                                                     2,537
                                                                                                                           ---------

                                      Total  All Special Services                                                            12,185
                                                                                                                           =========

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION


                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------
                         EMPLOYEE PENSIONS AND BENEFITS

                                   ACCOUNT 926
--------------------------------------------------------------------------------

INSTRUCTIONS:    Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

--------------------------------------------------------------------------------

            DESCRIPTION                                                AMOUNT
            -----------------                                        -----------
                                                                        $000

            Other Post-Employment Benefits                                3,685

            Medical Expense Plan                                          1,853

            Thrift Plan                                                   1,156

            Pension Restoration Plan                                        318

            Long-Term Disability Insurance                                  245

            Dental Assistance Plan                                          238

            Employee Relocation Expense                                     144

            Educational Assistance                                           90

            Miscellaneous                                                    65

            Employee Cafeteria Subsidy                                       56

            Employee Assistance Plan                                         49

            Flexible Spending Health & Dental                                34

            Group Life Insurance                                             10

            Employee Retirement Expense                                  (4,384)
                                                                     -----------

            Total                                                         3,559
--------------------------------------------------------------------------------

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES

                                 ACCOUNT 930.1

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1,
              "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

--------------------------------------------------------------------------------
           DESCRIPTION                    NAME OF PAYEE              AMOUNT
----------------------------------  --------------------------      ---------
                                                                      $000
Employee Recruiting                 Stackig, Inc.                           8
Employee Recruiting                 All Others                              1










                                                                    ---------
     TOTAL                                                                  9
--------------------------------------------------------------------------------

             ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                        For the Year Ended December 31, 2000

--------------------------------------------------------------------------------

                           MISCELLANEOUS GENERAL EXPENSES

                                    ACCOUNT 930.2

--------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2,
              "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by
              Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b)(2) shall be separately classified.

--------------------------------------------------------------------------------
                           DESCRIPTION                                AMOUNT
--------------------------------------------------                 -------------
                                                                       $000
Employment Agreement                                                        948

Employee Recruiting                                                          76

Dues and Memberships - Corporate                                             98

Courier Services                                                             62

Aircraft Service                                                              4

Newswire Services                                                            19

Relocation                                                                  178

Filing and License Fees                                                      23

Employee Training                                                           580

Other                                                                       107

                                                                    ------------

TOTAL                                                                     2,095
--------------------------------------------------------------------------------

            ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                       For the Year Ended December 31, 2000


                                       RENTS

                                    ACCOUNT 931

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 931,
                  "Rents", classifying such expenses by major grouping of property, as defined in the account definition of the Uniform
                  System of Accounts.

--------------------------------------------------------------------------------
                                                                 AMOUNT
-------------------------------------------------------      -------------
                                                              $000


Data Processing                                                   4,821

Office Space                                                      2,317

Air Transportation                                                  572

Miscellaneous                                                       191

Auto and General Tools                                              137

Communications                                                       73













                                                             -----------

TOTAL                                                             8,111
------------------------------------------------------------------------

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000


--------------------------------------------------------------------------------
                          TAXES OTHER THAN INCOME TAXES

                                   ACCOUNT 408

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide an analysis of Account 408, "Taxes Other Than Income
                  Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class tax.

--------------------------------------------------------------------------------

                                                           AMOUNT
--------------------------------------------------------------------------------
                                                             $000
(1)  Other than U.S. Government Taxes:

          Property                                          1,317

          Sales and Use                                         4

          Unemployment                                          5

          License or Franchise                                 27
                                                            -----

                     Total - other                          1,353

(2)  U.S. Government Taxes:

          Federal Insurance Contribution                    2,891

          Unemployment                                         29

          Miscellaneous                                         1
                                                            -----

                    Total - Federal                         2,921






         TOTAL                                              4,274
-----------------------------------------------------------------

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000

-------------------------------------------------------------------------------
                                    DONATIONS

                                  ACCOUNT 426.1

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 426-1,
                  "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------

     NAME OF RECIPIENT                 PURPOSE OF DONATION            AMOUNT
------------------------------------   --------------------------- ------------
                                                                       $000
Association Services for the Blind        Community Welfare              10

United way                                Community Welfare              10

Alliance to Save energy                   Community Welfare               4

John Tyler Community College              Community Welfare               3

Miscellaneous  (8)                        Community Welfare               4
                                                                    -----------
TOTAL                                                                    31
-------------------------------------------------------------------------------

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------
                                 OTHER DONATIONS

                                  ACCOUNT 426.5

--------------------------------------------------------------------------------

INSTRUCTIONS:     Provide a listing of the amount included in Account 426.5,
                  "Other Deductions," classifying such expenses according to their nature.

--------------------------------------------------------------------------------
          DESCRIPTION                                          AMOUNT
--------------------------------------------------------------------------------
                                                                $000
             Fees                                                 4

                                                               ------
          TOTAL                                                   4
--------------------------------------------------------------------------------

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000

--------------------------------------------------------------------------------
                                 SCHEDULE XVIII

                          NOTES TO STATEMENT OF INCOME

--------------------------------------------------------------------------------

INSTRUCTIONS:     The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

--------------------------------------------------------------------------------

Outside Services Employed decreased $13.3 million from 1999. This decrease is primarily attributable to a 1999 Procurement Project ($7.7 million) in which Columbia partnered with A. T. Kearney, an operations consulting firm with significant expertise in the area of procurement, to do an in-depth assessment of the procurement of external goods and services (except for natural gas purchases) across all Columbia companies. The objective was to produce savings and operational excellence in all aspects of procurement. The project team identified opportunities for Columbia companies to save $40 million to $65 million annually in the goods and services they purchase.

Other decreases in outside services were attributable to 1999 consulting related to Y2K.


Salaries and wages increased $93.9 million in 2000 primarily due to the transfer of the Columbia Gas of Ohio's Shared Services Information Technology department to the Service Corporation and merger related accruals.

For additional notes, see Pages 22 and 23, Notes to Financial Statements.

                   COLUMBIA ENERGY GROUP SERVICE CORPORATION

                               Organization Chart



                                                      -------------------------
                                                      | Chairman, President & |
                                                      |         CEO           |
                                                      -------------------------
                                                                 |
                                                                 |
          ----------------------------------------------------------------------------------------------------------------
          |                      |                        |                |                       |                     |
          |                      |                        |                |                       |                     |
----------------------   -------------------   ------------------   -------------------   ---------------------   -----------------
|     Senior VP      |   |   Senior VP     |   |    Senior VP   |   | Senior VP & CFO |   | Senior VP & Chief |   |   Senior VP   |
| Strategic Planning |   | Human Resources |   |    Services    |   |                 |   |   Legal Officer   |   | Non-regulated |
|                    |   |                 |   |                |   |                 |   |                   |   |   Activities  |
----------------------   -------------------   ------------------   ------------------    --------------------     ---------------
          |                      |                      |                   |                       |
          |                      |                      |                   |                       |
----------------------   -------------------   ------------------   -------------------   ---------------------
| Strategic Planning |   |   Corporate     |   |      Air       |   |  Consolidation  |   |   Environmental   |
|                    |   |    Benefits     |   | Transportation |   |                 |   |      Affairs      |
----------------------   -------------------   ------------------   -------------------   ---------------------
|    Governmental    |   |     Human       |   |     Client     |   |    Corporate    |   |       Legal       |
|      Affairs       |   |    Resources    |   |     Support    |   |     Treasury    |   ---------------------
----------------------   -------------------   ------------------   -------------------   |       Risk        |
|     Corporate      |   |    Training     |   |     Common/    |   |    Corporate    |   |     Management    |
|  Communications    |   |                 |   |    Corporate   |   |     Finance     |   ---------------------
----------------------   -------------------   |    Systems     |   -------------------
|     Investor       |   |  Organizational |   ------------------   |    Financial    |
|    Relations       |   |   Development   |   |   Enterprise   |   |   Planning &    |
----------------------   -------------------   |   Multimedia   |   |    Reporting    |
                         |   Executive     |   | Communications |   -------------------
                         |   Compensation  |   ------------------   |    Internal     |
                         -------------------   |  Marble Cliff  |   |     Audit       |
                                               |   Building     |   -------------------
                                               |   Services     |   |      Tax        |
                                               ------------------   -------------------
                                               |    Network     |   |   Accounting    |
                                               |   Computer     |   |    Services     |
                                               |    Services    |   -------------------
                                               -----------------    |    Energy       |
                                               |     Dulles     |   |    Ventures     |
                                               |    Building    |   -------------------
                                               |    Services    |   |  Energy Risk    |
                                               ------------------   |   Management    |
                                               |    Payroll     |   -------------------
                                               ------------------   |   Corporate     |
                                                                    |    Finance      |
                                                                    -------------------



           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION



                              METHODS OF ALLOCATION
--------------------------------------------------------------------------------


                  The following Basis of Allocation have been approved by the SEC as a method of allocating Job Order charges and convenience payments directly to Associate Companies.

                  - Total Gross Fixed Assets and Total Operating Expenses
                  - Total Gross Fixed Assets
                  - Total Distribution Property and Distribution Expenses
                  - Total Production Property and Expense
                  - Total Storage Property and Expense
                  - Transmission Property and Transmission Expenses
                  - Total Operating Expenses and Gross Depreciable Property
                  - Gross Depreciable Property
                  - Number of Automobile Units Owned and Leased
                  - Number of Retail Customers
                  - Number of Regular Employees
                  - Fixed Allocation
                  - Number of Transportation Customers
                  - Total Employees and Customers
                  - Total Plant,State Employees and Customers
                  - Total Tariff and Transportation Customers
                  - Direct Costs

           ANNUAL REPORT OF COLUMBIA ENERGY GROUP SERVICE CORPORATION

                      For the Year Ended December 31, 2000


           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

--------------------------------------------------------------------------------

                         COMPENSATION FOR USE OF CAPITAL
                    SUMMARY OF BILLING TO ASSOCIATE COMPANIES

                                                        Direct &
                                                       Allocated   Compensation
                Company                                  Labor         Billed
                -------                                  -----         ------
                                                         $000           $000
Columbia Energy Group                                    1,271           146
Columbia Gulf Transmission Company                       1,059           122
Columbia Energy Services Corporation                       881           104
Columbia Propane Corporation                             1,094           124
Columbia Electric Corporation                              353            40
Columbia LNG Corporation                                    68             8
Columbia Network Services Corporation                       14             2
Columbia Insurance Corporation, Ltd.                        91            10
Columbia Transmission Communications Corporation            98            11
Columbia Gas of Kentucky, Inc.                             640            70
Columbia Gas of Ohio, Inc.                               5,401           603
Columbia Gas of Maryland, Inc.                             166            19
Columbia Gas of Pennsylvania, Inc.                       1,801           200
Columbia Gas of Virginia, Inc.                           1,228           137
Columbia Pipeline Corporation                                7             1
Columbia Finance Co.                                        11             1
Columbia Energy Group Capital Corporation                   27             3
Columbia Petroleum Corporation                              28             3
Columbia Gas Transmission Corporation                    3,695           424
Columbia Atlantic Trading Corporation                        3             1
Columbia Energy Resources, Inc.                            794            92
                                                        ------        ------

     Total                                              18,730         2,121
                                                        ======        ======


The above is a summary of the Compensation for Use of Capital billed to each company. Attached is a sample of the annual statement sent to each associate company. Since they are identical except for the amount billed, the summary is included in lieu of twenty-one individual statements (see page 46).

                    COLUMBIA ENERGY GROUP SERVICE CORPORATION

                         COMPENSATION FOR USE OF CAPITAL

                                    BILLED TO

                          COLUMBIA PROPANE CORPORATION

                                   DURING 2000

                                                               SYSTEM        MONTHLY         MANAGEMENT
                 INTEREST                                      DIRECT &        RATE          D&A LABOR              COMPENSATION
BILLING             TO          NET          TOTAL            ALLOCATED      COL. 3/         BILLED TO                 BILLED
 MONTH            PARENT      INCOME      COMPENSATION          LABOR         COL. 4            CPC               COL. 5 x COL . 6
 -----            ------      ------      ------------          -----         ------            ---               ----------------
                   (1)          (2)           (3)                (4)           (5)              (6)                     (7)
JANUARY         178,074.48     0.00        178,074.48       1,125,259.71     15.82519        61,547.07                9,739.94
FEBRUARY        178,074.48     0.00        178,074.48       1,607,787.12     11.07575        93,492.86               10,355.04
MARCH           178,074.48     0.00        178,074.48       1,483,514.75     12.00355        82,308.51                9,879.95
APRIL           178,074.48     0.00        178,074.48       1,627,728.05     10.94006        97,193.59               10,633.04
MAY             178,074.48     0.00        178,074.48       1,453,183.22     12.25410        94,290.55               11,554.46
JUNE            178,074.48     0.00        178,074.48       1,416,165.73     12.57441        89,687.99               11,277.74
JULY            178,074.48     0.00        178,074.48       1,852,057.73      9.61495        92,001.36                8,845.89
AUGUST          178,074.48     0.00        178,074.48       1,638,616.32     10.86737       108,641.29               11,806.45
SEPTEMBER       178,074.48     0.00        178,074.48       1,886,608.90      9.43887       108,862.96               10,275.43
OCTOBER         178,074.48     0.00        178,074.48       1,848,244.09      9.63479       110,164.83               10,614.15
NOVEMBER        176,600.34     0.00        176,600.34       1,594,886.43     11.07291        82,023.51                9,082.39
DECEMBER        163,335.62     0.00        163,335.62       1,196,106.57     13.65561        73,512.71               10,038.61
              ------------     ----      ------------      -------------     --------     ------------              ----------
              2,120,680.76     0.00      2,120,680.76      18,730,158.62     11.32228     1,093,727.23              124,103.07
              ============     ====      ============      =============     ========     ============              ==========

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.






                                       COLUMBIA ENERGY GROUP SERVICE CORPORATION




                                       By:
                                             -----------------------------------

                                                      V. DeVito
                                                      Assistant Controller


Date: April 26, 2000